GAB AI Inc.



ANNUAL REPORT

700 N State Street
Clarks Summit, PA 18411
www.gab.com

This Annual Report is dated April 25, 2019.

BUSINESS

Description of Business

Gab AI Inc. is a free speech software company. We offer telecommunications and social networking services, namely, providing online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest. As of April 24, 2019, we had over 900,000 cumulative registered accounts from around the world.

We empower creators, support free speech and defend the free flow of information online. We stand for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. Our mission is to provide people with the tools they need to create and shape their own experience and to preserve civil liberties on the Internet for all people.

According to a report from PageFair, ad blocker usage grew 30% in 2016. There were 615 million devices blocking ads worldwide by the end of 2016, 62% (308 million) being on mobile devices. Recognizing this existential threat, Facebook and other giants began fighting back by blocking ad blockers. This launched an all-out war between ad blocking companies and social media giants, in return only creating more consumer awareness of ad blocking.

Many content creators and publishers rely on advertising as their core business model. Unfortunately with the rise of ad blocking and the backlash of creator demonetization on other platforms, it has become difficult for content creators to generate an income. Many content creators feel that they can no longer trust establishment social networks. As platforms like Twitch.tv and Patreon.com have proven, both tipping and paid subscriptions for premium content are models that work at scale for content creators.

Gab Chat Rooms

Our GAB chat rooms are private forums through which our users can establish chat rooms with up to 50 participants to engage in topical discussions.

Gab Groups

Our Gab Group feature allows users to connect around shared interests. GabPro members can create and moderate groups.

GabPro

In March 2017, we launched our online, premium-user subscription program - "GabPro". We collect subscription fees primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from three months to five years, net of estimated cancellations.

Dissenter Commenting Platform

Dissenter is Gab's commenting system platform and browser extension. Gab users can sign into Dissenter with their Gab account and leave comments across the web using the Dissenter browser extension and dissenter.com website. Dissenter creates a unique comment section around every URL online and allows any Gab user to join in on a discussion around URLs. The browser extension is supported by all major browsers including Google Chrome, Brave, Firefox, Opera, Safari, and Chromium.   In the first 18 days following the launch of the Dissenter web app and extension, 68,103 Gab accounts registered for Dissenter, and our users used Dissenter to make 275,894 comments on 155,870 unique URLs across 20,485 domains.

Our Market and Industry

We welcome all people to speak freely. To defend themselves and promote their causes, marginalized and oppressed people need voices and the ability to publish online. To defend the free speech and privacy rights of any person, one must defend the free speech and privacy rights of every person, whether our management agrees with any individual person's beliefs or not.

As censorship undertaken by and at the behest of major platforms like Twitter and Facebook grows, marginalized people from every background – and the interesting conversations they have – need a safe place to engage in public, and where necessary anonymous, expression.

We, by choosing American rules as our own, are in a unique position to extend crucial civil liberties protections that other countries lack to marginalized people all over the planet, including journalists, members of religious minorities, LGBTQ+ persons, and politically exposed persons or viewpoints.

We also see a unique opportunity to carve a niche in a massively underserved and unrepresented market. We estimate that there are over 50 million Internet users who are conservative, liberal, libertarian, nationalist, and populists, on both the political left and right, from around the world who are seeking an alternative to the current dominant social networking ecosystems. These users are also actively seeking alternative news media platforms like Breitbart.com, DrudgeReport.com, Infowars.com, and others. As mainstream social networks continue to crack down on "objectionable content," remove or heavily moderate online comment sections, and censor dissenting views, we believe the need for alternative platforms will only continue to rise. We believe the trend of "cutting the cord" will continue as the popularity of streaming content over the internet increases. We believe this will also begin a fragmentation process of the social networking ecosystem into smaller niche communities with shared values and ideals.

Our Accomplishments

We launched into private invite-only beta in August 2016. As of April 24, 2019, we had more than 900,000 cumulative registered accounts from around the world. We believe that the vast majority of those accounts are unique users based on confirmed email addresses and unique IP addresses. However, there may be some users who register accounts with different e-mail addresses or switch IP addresses using a VPN, which we cannot account for in our data. On February 24, 2019, Gab launched its new Dissenter.com web app and browser extension ("**Dissenter**"). Dissenter allows Gab users to create and participate in a comment section for any URL on the web, as well as share those comments on their timelines on Gab.com. In the eight weeks since launch on February 24, 2019, the Dissenter app has signed up approximately 90,000 registered accounts.

Competition

Our competition includes various social networking platforms such as Facebook, Twitter, Snapchat, and other established communication platforms. We also face competition from alternative and new social networking platforms such as Minds.

Litigation

We are currently not involved in any legal proceedings. However, on November 5, 2018, we were served with and responded to a subpoena from the Attorney General of the Commonwealth of Pennsylvania issued under the authority of 71 P.S. § 307-3, which provides the Bureau of Consumer Protection authority to investigate matters relating to commercial and trade practices. We do not believe we have violated any laws or that the investigation will have any adverse effects on us.

On March 26, 2018, we provided written notice to StartEngine Crowdfunding, Inc. ("StartEngine") of our intention to bring a lawsuit against StartEngine for breach of contract.

Previous Offerings

In 2017, we raised approximately $1,070,000 through an offering under Regulation CF of the Securities Act, in connection with which we sold approximately 995,641 in shares of our common stock for $1.10 per share.

In November 2018, we closed a Regulation CF offering of GAB Tokens, in which we sold 250,576 GAB Tokens for aggregate consideration of $1,002,304.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this report, before purchasing our shares. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing investors to lose some or all of their investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We may not be able to obtain adequate financing to continue our operations.

We will need to raise additional funds through the issuance of equity, equity-related, or debt securities in order to fund ongoing operations, continue research, development and design efforts, and otherwise grow our business. There can be no assurance that such financing will be available in sufficient amounts, when and if needed, on acceptable terms or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time. If we are unable to raise the capital we need to grow our business it would have a material adverse effect on us.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our existing common stock. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment which could result in a dilution of your investment.

We have a limited operating history and have yet to earn a substantial profit or substantial operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, a limited operating history, and minimal operating revenue to date. We are still working on developing various features of our platform. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

The regulatory regime governing blockchain technologies, cryptocurrencies, GAB Tokens and coin offerings is uncertain, and new regulations or policies may materially adversely affect the utility of the GAB Tokens.

In November 2018, we closed a Regulation CF offering of GAB Tokens, in which we sold 250,576 GAB Tokens for aggregate consideration of $1,002,304. The regulation of tokens, including GAB Tokens, token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, related to token offerings and cryptocurrencies. Failure by us or the holders of GAB Tokens to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines on us.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission ("**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

If we are unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, or cause existing users to stop using our Platform.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as cryptocurrencies and digital securities, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and digital security industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin ("**BTC**"), Ether ("**ETH**") and other blockchain technologies;

- Government and quasi-government regulation of BTC, ETH and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

- The maintenance and development of the open-source software protocol of the Ethereum network;

- General economic conditions and the regulatory environment relating to cryptocurrencies; or

- A decline in the popularity or acceptance of BTC, ETH or other blockchain-based tokens or coins, would adversely affect our results of operations.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance of GAB Tokens, and harm our business.

Our decision to accept and hold cryptocurrency, such as BTC and ETH, may subject us to exchange risk and additional tax and regulatory requirements.

We sometimes accept subscription fees for our Platform, in the form of BTC and ETH. Cryptocurrencies are not considered legal tender or backed by any government, and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. We have exchange rate risk as the risks that regulatory or other developments may adversely affect the value of the cryptocurrencies we hold. The uncertainties regarding legal and regulatory requirements relating to cryptocurrencies or transactions utilizing cryptocurrencies, as well as potential accounting and tax issues, or other requirements relating to cryptocurrencies could have a material adverse effect on our business.

Risk of software weaknesses.

GAB Tokens and the related software and technology and technical concepts and theories are still in an early development stage and unproven, and there is no warranty that the process for receiving, use and ownership of GAB Tokens will be uninterrupted or error-free and there is an inherent risk that the software, GAB Tokens and related technologies and theories could contain weaknesses, vulnerabilities or bugs causing, inter alia, the partial or complete loss of GAB Tokens, which could result in lawsuits against us, and could harm our business.

It may be illegal now, or in the future, to acquire, own, hold, sell or use BTC, ETH, GAB Tokens, or other cryptocurrencies, participate in the blockchain or utilize similar digital assets in one or more countries.

Although currently BTC, ETH, and other cryptocurrencies, the blockchain and digital assets generally are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets. Such restrictions may adversely affect the holders of GAB Tokens, and our business.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Product improvements.

In order to compete, we need to rapidly make updates to and enhance our product offerings as the market demands. The development of such updates and enhancements to our platform will require capital funding, expertise of management and time and effort in order to be successful. It is possible that one or more of these contemplated updates or enhancements may never be developed or released. Even if successfully developed and released, such updates or enhancements may not be successful and may not result in an increase in revenue.

Government regulation, legislation, and censorship.

We are subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have a negative impact on our business.

We depend on certain third party providers, including web hosting providers, domain name registrars and payment processors, which have the right to terminate their services at any time. We have recently experienced service terminations which have adversely affected our business, and have experienced difficulties finding alternative providers. We could experience additional service disruptions in the future and may have difficulty finding alternative providers.

We rely on third-party service providers to operate our business, including, third party hosting services, domain name registrars, and payment processors which may terminate services at any time. Any interruption, downtime or cancelation of such third-party services, could have a negative impact on our ability to operate our business. We previously relied on Microsoft Azure as our hosting platform, however on September 30, 2018, we mutually agreed to terminate our hosting contract with Microsoft, after Microsoft demanded that we remove first amendment protected speech or face service termination. We previously relied on Stripe to provide us with payment processing services. Stripe terminated their relationship with us after it alleged that we did not meet Stripe's standards for preventing adult content from being sold on the platform, although we do not allow adult content to be sold on our platform.

Although we were able to secure alternative hosting and payment platforms, on October 28, 2018, as a result of certain postings on our platform related to the shooting in a Pittsburg Synagogue, our hosting platforms terminated our service agreements. Although we were able to secure a new hosting platform from Sibyl, our website was down for six days. As a result of the same incident, on October 27, 2018 and November 7, 2018, two of our payment processors terminated their services with us, and we were unable to secure a new payment processor until January 16, 2019, and had to rely on receiving subscription fees in the form of checks and money orders from our customers, which resulted in a 90% decline in payments for our subscription services. On or about February 22, 2019, we believe a third party attempted to process a large number of unauthorized credit card transactions through our online payments portal, resulting in the termination of our processing account by our acquiring bank. On April 17, 2019, Wholesale Processing was able to restore processing services.

The inability to secure and maintain webhosting platforms and payment processing in the future, could lead to downtime of our website and applications and impact our ability to collect subscription fees from our customers, either of which could harm relationships with our customers and materially adversely affect our business, prospects and operating results. Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs. We have a plan to establish our own hosting platform, to mitigate potential downtime from the cancellation of services from third party hosting platforms, however, we may be unable to do so at prices or costs that are favorable to us.

On October 28, 2018, our domain registrar canceled our service for what it claimed to be a breach of their terms of service. On November 3, 2018, we secured Epik.com as our new domain registrar and did not experience any downtime of our website as a result of the cancelation. The future cancelation of domain name registration services and our inability to promptly secure a new domain registrar could result in future downtime of our website, which would have an adverse impact on our business.

Breaches of our systems.

Any breach of our systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.

App store rejections.

We have been repeatedly rejected from Apple's App Store for what Apple deems to be "objectionable content." We were removed from Google's Play Store for mobile devices for what Google deems to be "hate speech." The impact of these actions by third-parties has had an impact on our ability to grow our community and business. We have made efforts to mitigate this risk with our Dissenter browser extension by ensuring that the browser extension downloaded by the Google Chrome store will not link to content which contains words on a list of approximately 20 highly offensive epithets. Despite these efforts, Google Chrome and Mozilla both removed the Dissenter extension from their Chrome Extension and Firefox Add-On stores on or around April 11, 2019, for purportedly breaking each store's terms of service. While our Dissenter browser extension may be manually downloaded from the Google Chrome and Firefox stores, and may also be downloaded manually, the additional steps required to manually download an application makes it more difficult to acquire customers. Manual download of our product is currently not available on IOS mobile devices. Therefore, customers that desire to access our platform on IOS devices must use their mobile web browser which is currently less user-friendly than an in-store mobile application. If we are unable to place our software products on the Google Play Store or the Apple Store, it could have a negative impact on our ability to grow our business and user base.

We depend on certain key personnel.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Andrew Torba, and the need to attract and retain additional talent. The loss of services of any key personnel, or the in ability to attract and retain additional talent, may have an adverse effect on us. As a result of the controversial nature of our platform, we may have a difficult time attracting and retaining additional personnel, as such personnel may become the subject of personal harassment from activists and the mainstream media. On October 28, 2018, our former Chief Technology Officer, who resides in Turkey, resigned from his position after two years of mainstream press attacks on Gab took a toll on him personally. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are particularly susceptible to negative press.

Due to the controversial nature of our free speech platform, we are particularly susceptible to negative publicity. For example, as a result of postings on our platform by the alleged shooter in the tragic Synagogue shooting in Pittsburgh on October 27, 2018, we and our founder received a significant amount of negative press. The negative press resulting from this incident and any negative press resulting from any future activities on our platform, could have a material adverse impact on our business, including, but not limited to, a decrease in subscribers, potential bans of our platform in foreign jurisdictions, the loss of third party service providers such as web hosting services and payment services, on which the operation of our platform depends and the inability to retract and retain talent.

A majority of our Common Stock is owned by our CEO.

As of the date of this Offering Circular, Andrew Torba, our sole officer and director, owns over 84% of the shares of our issued and outstanding Common Stock, and controls over 85% of our voting power. Therefore, Mr. Torba is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

We have been served a subpoena from the Attorney General of Pennsylvania.

On November 5, 2018, we were served with a document subpoena from the Attorney General of the Commonwealth of Pennsylvania issued under the authority of 71 P.S. § 307-3, which provides the Bureau of Consumer Protection authority to investigate matters relating to commercial and trade practices, which subpoena we responded to on November 19, 2018. We do not believe we have violated any laws; however, if we are deemed to have violated any laws, the same could result in fines and penalties, or an order for us to cease operating our business. Even if we are not found to have violated any laws, such investigation could be time consuming and divert management attention from administering our core business, and the continuation of the same could result in significant legal costs. We may also in the future become involved in other investigations or lawsuits which could divert management's attention from operations and cost substantial sums of money to prosecute or defend.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

Gab AI Inc., was incorporated on September 9, 2016, in the state of Delaware. Our headquarters are located in Clarks Summit, Pennsylvania. We offer a social network that empowers creators, supports free speech and defends the free flow of information online.

Results of Operation

Revenue increased from $93,260 in 2017 to $256,799 in 2018 due to higher premium-user subscription revenue, which is being recognized ratably over subscription periods ranging from one month to five years, and the commencement of merchandise sales in 2018. Cost of revenue increased from $49,843 in 2017 to $147,774 in 2018, primarily due to payments to content creators, higher web hosting costs, and merchandise product costs. As a result, gross profit increased from $43,417 in 2017 to $109,025 in 2018.

Operating expenses increased from $346,676 in 2017 to $518,517 in 2018 due to the following:
- Increase in sales and marketing expenses from $15,168 in 2017 to $37,772 in 2018 related to higher social media advertising and e-mail marketing costs.

- Increase in general and administrative expenses from $258,207 in 2017 to $333,175 in 2018 related to higher payroll, accounting, and contractor costs.
- Increase in research and development expenses from $91,301 in 2017 to $147,570 in 2018 related to higher contractor costs.

Other income decreased from $121,034 in 2017 to $18,966 in 2018, primarily due to lower donations. As a result of the foregoing, net loss increased from $201,704 in 2017 to $390,956 in 2018.

Liquidity and Capital Resources

Since our inception, we have relied on donations made by our users and advances from one of our founders for working capital. In 2017, we raised approximately $1,070,000 through an offering under Regulation CF of the Securities Act, in connection with which we sold 995,641 shares of our common stock. In November 2018, we also closed a Regulation CF offering of GAB Tokens for $4.00 per GAB Token, in which we sold 250,576 GAB Tokens in exchange for $1,002,304.

As of December 31, 2018, we had $685,780 in cash, primarily as a result of funds received in connection with our recent Regulation CF Offering. We had an accumulated deficit of $581,573 as of December 31, 2018. We expect to incur additional costs for the development and maintenance of our networking platform, along with general operations. We intend to continue funding our operations through revenue, donations, and additional equity financing.

As a result of certain postings on our platform related to a shooting in a Pittsburgh synagogue, on October 27, 2018 and November 7, 2018, two of our payment processors terminated their services with us, and we were unable to secure a new payment processor until January 16, 2019, and had to rely on accepting subscription fees in the form of checks and money orders from our customers, which resulted in an approximate 90% decline in payments for our subscription services. On or about February 22, 2019, we believe a third party attempted to process a large number of unauthorized credit card transactions through our online payments portal, resulting in the termination of our processing account by our acquiring bank. On April 17, 2019, our payment processor was able to restore processing services, however, the 2 months' loss of processing services resulted in a substantial decline in our revenue for that period. In future, an inability to secure and maintain webhosting platforms and payment processing could lead to downtime of our website and applications and impact our ability to collect subscription fees from our customers, either of which could harm relationships with our customers and materially adversely affect our business, prospects and operating results.

We are presently seeking to raise outside capital to conduct research and development on in-house infrastructure solutions that can be built into our social networking platform.

Cash Flow

The following table summarizes selected items in our Statements of Cash Flows for the years ended December 31, 2018 and 2017:

		Year Ended December 31,		
		2018		**2017**
Net cash (used in) provided by:				
Operating activities	$	(371,962)	$	(172,515)
Investing activities	$	(340,985)	$	(17,509)
Financing activities	$	761,695	$	811,128

Operating Activities

Cash used in operating activities increased to $371,962 from $172,515 for the years ended December 31, 2018 and 2017, respectively. The increase in cash used in operating activities was primarily due to a higher net loss and changes in working capital usage.

Investing Activities

Cash used in investing activities increased to $340,985 from $17,509 for the years ended December 31, 2018 and 2017, respectively. The increase in cash used in investing activities was due to the acquisition of additional web domains.

Financing Activities

Cash provided by financing activities decreased to $761,695 from $811,128 for the years ended December 31, 2018 and 2017, respectively. The decrease in cash provided by financing activities was primarily due to the repurchase of common stock from two shareholders for $70,000.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

Throughout 2019, we intend to continue to build and improve our core Gab platform, community, and the business model of GabPro, including, conducting market research into different frameworks and technologies to support an alternative in-house infrastructure. We anticipate that we will need $1.2 million in addition to our current cash on hand, to complete our milestones. The extent to which we will be able to raise sufficient funds the milestones outlined above is dependent upon the funds we are able to raise from third party investors. If we do not raise a sufficient amount of funds from third party investors, we may not incur all the costs or complete all the milestones outlined below.

Estimated Completion Date	Task	Estimated Cost
Q2-2019	- Refine user experience and user interface to make the product more user friendly. - Integrate new payment processing solutions. - Improve product performance and speed. - Redesign user onboarding experience - Launch Dissenter commenting plugin for third-party publishers	$150,000
Q-3 2019	- Commence development of in-house infrastructure. - Build out developer ecosystem on the Gab API - Refine new payment processing solutions. - Add more value to GabPro. - Continue building out Dissenter application for third-party publishers.	$250,000
Q-4 2019	- Expand engineering team to scale backend infrastructure. - Scale Dissenter engine for large publishers. - Build out audio/podcast sharing functionality .	$750,000

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Andrew Torba	Chief Executive Officer, Chief Financial Officer, Secretary and Director	September 9, 2016 – Present
Robert Colbert	Chief Technology Officer	March 1, 2019 – Present

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Andrew Torba has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director, since our inception in September 2016. He leads our product and company vision, marketing, operations, and monetization. Prior to founding us, Mr. Torba co-founded AutomateAds.com (Kuhcoon Inc,), a social media advertising technology startup, serving as the CEO between October 2011 and August 2016 and led the company through Y Combinator in 2015 as well as seed stage financing.

Robert Colbert has served as our Chief Technology Officer for Gab AI Inc since March 2019. Between November 2018, and March, 2019, he served as an Independent Contractor for Gab AI, Inc., where he was responsible for creating several products and migrating Gab to the HYDRA software architecture. Between June 2018 and November, 2018, he served as Lead Developer for theSCOREX, Inc., where he was responsible for architecting, implementing, and supporting the server systems for theSCOREX. Between June 2017 and June, 2018, he served as Chief Technology Officer for pontemedium.com, where he was responsible for building proprietary social media solutions focused on news, Twitter, and social media analytics. Between May 2017 and July 2017, he served as CTO/Platform Architect for Disobedient Media, where he was responsible for optimizing the company's publishing tools and building custom news publishing solutions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock (which includes our Class A Shares and GAB Tokens), as of April 1, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Andrew Torba	6,000,000	0	85.77%
Class A Common	All directors and officers as a group (1	6,000,000	0	85.77%

Stock	person)

RELATED PARTY TRANSACTIONS

In August 2016, Andrew Torba, our Chief Executive Officer, Chief Financial Officer, Secretary, Director and majority stockholder, loaned us $5,000. The loan accrued no interest and was repaid in July 2017.

OUR SECURITIES

Our authorized capital stock consists of 12,000,000 shares of Class A Voting Common Stock, $0.0001 par value per share ("**Class A Shares**"), and 8,000,000 GAB Tokens, $0.0001 par value per token ("**GAB Tokens**," and sometimes together with Class A Shares, the "**Common Stock**"). As of April 1, 2019, we had 6,995,641 Class A Shares outstanding and 251,040 GAB Tokens outstanding. We also have an outstanding warrant to purchase 50,000 Class A Shares having an exercise price of $4.00 per share.

Subject to any rights, preferences and privileges that may be granted to any holders of preferred stock that may in the future be authorized and issued, the holders of GAB Tokens, together with the holders of Class A Shares, are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, and subject to any rights, preferences and privileges that may be granted to any holders of preferred stock that may in the future be authorized and issued, the holders of GAB Tokens, together with the holders of Class A Shares, are entitled to share ratably in all assets that are legally available for distribution. For purposes of clarity, in connection with any dividends, liquidation, dissolution or winding up of the Company, each GAB Token shall be entitled to receive the same dividend or distribution to which each share of Class A Common Stock is entitled to receive.

The holders of our GAB Tokens and Class A Shares have no preemptive, subscription, redemption or conversion rights.

The holders of Class A Shares are entitled to one vote per share. The holders of GAB Tokens have no voting rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2019.

GAB AI INC.



By   /s/ Andrew Torba

       Name: Andrew Torba

       Title: Chief Executive Officer

**CERTIFICATION**

      I, Andrew Torba, Chief Executive Officer of GAB AI Inc., hereby certify that the financial statements of GAB AI Inc. included in this Report are true and complete in all material respects.

GAB AI INC.



/s/ Andrew Torba
_____

Andrew Torba
Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

GAB AI INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

GAB AI INC.
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
TABLE OF CONTENTS

GAB AI INC.
BALANCE SHEETS
(UNAUDITED)

		December 31, 2018		December 31, 2017
ASSETS				
Current Assets				
Cash	$	686,039	$	637,291
Prepaid expenses		600		19,195
Deferred offering costs		150,000		100,000
Other current assets		4,299		2,574
Total Current Assets		840,938		759,060
Noncurrent Asset				
Fixed assets		2,175		—
Intangible assets		355,494		17,509
Total Assets	$	1,198,607	$	776,569
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	165	$	357
Accrued liabilities		—		2,305
Deferred revenue		52,092		48,296
Total Current Liabilities		52,257		50,958
Commitments and Contingencies (Note 4)				
Stockholders' Equity				
Class A voting common stock, par value $0.0001; 12,000,000 shares authorized; 7,214,391 and 9,995,641 shares issued and outstanding as of December 31, 2018 and 2017, respectively		722		1,000
Class B non-voting common stock, par value $0.0001; 8,000,000 shares authorized; 251,040 shares issued and outstanding as of December 31, 2018		25		—
Additional paid-in capital		1,827,389		981,391
Subscription receivable		(100,213)		(66,163)
Accumulated deficit		(581,573)		(190,617)
Total Stockholders' Equity		1,146,350		725,611
Total Liabilities and Stockholders' Equity	$	1,198,607	$	776,569

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

		For the Year Ended December 31,		
		2018		**2017**
Revenue	$	256,799	$	93,260
Cost of revenue		147,774		49,843
Gross Profit		109,025		43,417
Operating Expenses				
Sales and marketing		37,772		15,168
General and administrative		333,175		258,207
Research and development		147,570		91,301
Total Operating Expenses		518,517		346,676
Operating Loss		(409,492)		(321,259)
Other (Income)				
Donation income		(18,966)		(116,882)
Realized gains		—		(4,152)
Loss Before Income Taxes		(390,526)		(200,225)
Provision for income taxes		430		1,479
Net Loss	$	(390,956)	$	(201,704)
Net Loss per Common Share – Basic and Diluted:	$	(0.04)	$	(0.02)
Weighted Average Common Shares Outstanding – Basic and Diluted		9,450,595		9,296,193

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Year Ended December 31,	
	2018	2017
Cash Flows From Operating Activities:		
Net loss	$ (390,956)	$ (201,704)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation	825	—
Gain on sale of cryptocurrencies	—	670
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	16,870	(22,439)
Accounts payable	(192)	357
Accrued liabilities	(2,305)	2,305
Deferred revenue	3,796	48,296
Net cash used in operating activities	(371,962)	(172,515)
Cash Flows From Investing Activities:		
Purchase of fixed assets	(3,000)	—
Acquisition of intangible assets	(337,985)	(17,509)
Net cash used in investing activities	(340,985)	(17,509)
Cash Flows From Financing Activities:		
Common stock issued for cash	968,471	1,004,122
Offering costs	(136,776)	(187,994)
Repurchase of common stock	(70,000)	—
Repayment of related party advances	—	(5,000)
Net cash provided by financing activities	761,695	811,128
Increase in cash and cash equivalents	48,748	621,561
Cash, beginning of year	637,291	16,187
Cash, end of year	$ 686,039	$ 637,291
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ —	$ —
Cash paid for income taxes	$ 430	$ 1,479

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(UNAUDITED)

	Class A Voting Common Stock		Class B Non-Voting Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
December 31, 2016	9,000,000	$ 900	—	$ —	$ —	$ (800)	$ 11,087	$ 11,187
Common stock issued for cash	995,641	100	—	—	1,069,385	(65,363)	—	1,004,122
Offering costs	—	—	—	—	(87,994)	—	—	(87,994)
Net loss	—	—	—	—	—	—	(201,704)	(201,704)
December 31, 2017	9,995,641	$ 1,000	—	$ —	$ 981,391	$ (66,163)	$ (190,617)	$ 725,611
Receipt of subscription receivable	—	—	—	—	—	66,163	—	66,163
Common stock issued for cash	—	—	251,040	25	1,002,496	(100,213)	—	902,308
Offering costs	—	—	—	—	(86,776)	—	—	(86,776)
Repurchase of common stock	(2,781,250)	(278)	—	—	(69,722)	—	—	(70,000)
Net loss	—	—	—	—	—	—	(390,956)	(390,956)
December 31, 2018	7,214,391	$ 722	251,040	$ 25	$1,827,389	$ (100,213)	$ (581,573)	$ 1,146,350

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(UNAUDITED)

NOTE 1 – ORGANIZATION AND BUSINESS

Gab AI Inc. (which may be referred to as the "Company," "Gab," "we," "us," or "our") was incorporated on September 9, 2016 ("Inception") in the state of Delaware. The Company's headquarters are located in Clark's Summit, Pennsylvania.

Gab is a social network that empowers creators, supports free speech, and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty, and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

Going Concern
The Company has incurred losses from operations and had an accumulated deficit of $581,573 as of December 31, 2018. Additionally, the Company had negative cash flows from operations totaling $371,962 for the year ended December 31, 2018. We will incur additional costs for the development and maintenance of our networking platform along with general operating costs. These factors raise doubt about the Company's ability to continue as a going concern.

The Company raised approximately $2 million in its 2017 and 2018 Regulation Crowdfunding offerings and commenced revenue-generating activities in 2017. Based on the Company's cash balance of $686,039 as of December 31, 2018 and increasing income from premium subscription services, management believes that the factors indicating substantial doubt about the Company's ability to continue as a going concern are alleviated, and that the Company will have sufficient access to capital over the next twelve months to continue normal operating activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cryptocurrency Holdings
At times, we may hold cryptocurrency-denominated assets such as Bitcoin or Ether and we include them in other current assets in our balance sheet. Cryptocurrency-denominated assets are recorded at the lower of cost or market based on an average unit cost. On an interim basis, we recognize decreases in the value of these assets caused by market declines. Subsequent increases in the value of these assets through market price recoveries during the same fiscal year are recognized in the later interim period, but may not exceed the total previously recognized decreases in value during the same year. Gains or losses resulting from changes in the value of our cryptocurrency assets are recorded in other income (expense) in our statement of operations.

We occasionally use our cryptocurrencies to purchase other cryptocurrencies. Gains and losses realized on these non-cash transactions are also recorded in other income (expense) in our statement of operations and are presented as an adjustment to reconcile net loss to net cash used in operating activities in our statement of cash flows.

During the years ended December 31, 2018 and 2017, the Company realized gains of $0 and $4,152, respectively, in the statement of operations. The following table presents the cryptocurrencies held by the Company as of December 31, 2018 and 2017. All amounts are in U.S. dollars at historical cost.

	December 31, 2018	December 31, 2017
Bitcoin Cash (BCH)	$ 36	$ 36
Bitcoin (BTC)	4,238	2,513
Ether (ETH)	25	25
	$ 4,299	$ 2,574

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. No costs have been capitalized to date.

Intangible Assets
The Company's intangible assets are comprised of its trademark and web domain. These intangible assets were determined to be indefinite-lived and are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. As of December 31, 2018 and 2017, intangible assets were comprised of the following:

	December 31, 2018		December 31, 2017	
Trademark	$	14,484	$	14,484
Website domain		341,010		3,025
Total	$	355,494	$	17,509

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $86,776 and $87,994 related to the Company's Regulation Crowdfunding offerings were charged to stockholders' equity during the years ended December 31, 2018 and 2017, respectively. Offering costs of $150,000 and $100,000 related to a planned Regulation A offering were capitalized as of December 31, 2018 and 2017, respectively. Subsequent to December 31, 2018, the Company abandoned its planned Regulation A offering, and the deferred offering costs of $150,000 as of December 31, 2018 were charged to expense in 2019.

Stock-based Compensation

The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment* ("ASC 718"). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

To date, the Company has not issued any share-based payments to its employees or non-employees.

Revenue Recognition

Effective January 1, 2018, the Company adopted the new revenue standards prescribed by Accounting Standards Update ("ASU") 2014-09 and its related amendments, using the modified retrospective approach. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue standards while prior periods were not adjusted. The adoption of the new revenue standards did not have a significant impact on the Company's financial position or results of operations.

The Company recognizes revenue from its premium-user subscription model when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue.

Income Taxes

The Company is taxed as a corporation. Accordingly, the Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2018 and 2017, the Company had no dilutive securities outstanding.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since Inception, the Company relied on donations made by our users, funds raised through Regulation Crowdfunding offerings in 2017 and 2018, and increasing premium subscription revenue, which commenced in 2017. We will incur significant additional costs for the development and maintenance of our networking platform, marketing, and ongoing operational costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to fund operations with existing capital from its Regulation Crowdfunding offerings, subscription revenue, and additional equity financings. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Voting Common Stock
The Company has authorized 12,000,000 shares of Class A voting common stock with $0.0001 par value. The Company issued 9,000,000 shares to its founders for $900, subject to a restricted stock purchase agreement. One-quarter of the founders' restricted shares vest one year after the commencement date stated in their agreements, and the remaining restricted shares vest monthly over the 48 months thereafter. During the year ended December 31, 2018, the Company repurchased 2,781,250 shares for $70,000 from two of its founders upon their separation from the Company.

During the year ended December 31, 2017, the Company sold 995,641 shares of Class A voting common stock through a Regulation Crowdfunding offering. The Company received gross proceeds of $1,069,485, for which there was a subscription receivable of $65,363 as of December 31, 2017. This receivable was subsequently settled in 2018. In connection with this offering, the Company incurred offering costs of $87,994, which reduced additional paid-in capital.

Class B Non-Voting Common Stock
The Company has also authorized 8,000,000 shares of Class B non-voting common stock with $0.0001 par value. During the year ended December 31, 2018, the Company sold 251,040 shares of Class B non-voting common stock through a Regulation Crowdfunding offering. The Company received gross proceeds of $1,002,521, for which there was a subscription receivable of $100,213 as of December 31, 2018. In connection with this offering, the Company incurred offering costs of $86,776, which reduced additional paid-in capital.

Stock Incentive Plan
In 2016, the Company's Board of Directors adopted the Gab AI Inc. 2016 Stock Option / Stock Issuance Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights, and restricted stock units. Up to 1,000,000 shares of the Company's common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by the Board of Directors and expires ten years after adoption, unless terminated earlier by the Board. To date, no options or shares have been issued under the 2016 Plan.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2018 and 2017:

	December 31,	
	2018	2017
Current tax provision		
Federal	$ —	$ —
State	—	1,479
	$ —	$ 1,479
Deferred tax (benefit) provision		
Federal	$ (124,000)	$ (68,000)
State	(59,000)	(12,000)
	(183,000)	(80,000)
Valuation allowance	183,000	80,000
Provision for income taxes	$ —	$ —

Reconciliations of the US federal statutory rate to the actual rate consist of the federal and state tax benefit at a combined statutory rate of 29% and a valuation allowance. The components of our deferred tax assets for federal and state income taxes consisted of approximately $183,000 attributable to a net operating loss carryover and an offsetting valuation allowance of the same amount.

We had available approximately $591,000 in US tax net operating loss carryforwards. Net operating loss carryforwards start to expire in 2037 or 20 years for federal income and state tax reporting purposes. The Company is subject to tax in the US and files tax returns in the US federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to US federal, state, and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any authority.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 22, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.